SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2

(Amendment No. 1)

SPANISH BROADCASTING SYSTEM, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

       846425882

(CUSIP Number)

                   December 31, 2008

(Date of Event Which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 846425882	13 G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Post Advisory Group, LLC (“Post”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON IA

CUSIP No. 846425882	13 G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Principal Financial Group, Inc.(“Principal”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON HC

CUSIP No. 846425882	13 G	Page 4 of 8 Pages

ITEM 1.

(a)	Name of Issuer: Spanish Broadcasting System, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2601 South Bayshore Drive, PH II

Coconut Grove, Florida 33133

ITEM 2.

(a)	Name of Person Filing:

Post Advisory Group, LLC (“Post”)

Principal Financial Group, Inc. (“Principal”)

(b)	Address of Principal Business Office:

(Post)

11755 Wilshire Boulevard
Suite 1400

Los Angeles, California 90025

(Principal)

711 High Street

Des Moines, Iowa 50392

(c)	Citizenship:

Post	Delaware
Principal	Delaware

(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 846425882

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(i)	Post

☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 846425882	13 G	Page 5 of 8 Pages

(ii)	Principal

☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

0

(b)	Percent of class:

0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 846425882	13 G	Page 6 of 8 Pages

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Post, a subsidiary of Principal, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. In its role as investment adviser, Post had possessed voting and investment power over the shares of Common Stock of the Issuer described in the original Schedule 13G filed by Post and Principal on February 13, 2008 that were owned by certain of Post’s clients.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 846425882	13 G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

POST ADVISORY GROUP, LLC

By: /s/ David Canter

Name:	David Canter
Title:	Chief Legal Officer

PRINCIPAL FINANCIAL GROUP, INC.

By: /s/ Joyce Hoffman

Name:	Joyce Hoffman
Title:	Senior Vice President and Corporate Secretary

CUSIP No. 846425882	13 G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit I - Agreement to Make Joint Filing (previously filed as Exhibit I to Schedule 13G filed by Post Advisory Group, LLC and Principal Financial Group, Inc. filed on February 13, 2008 and incorporated herein by reference).